5215 W. Laurel Street
Tampa, FL 33607
Tele: (813)876-1776
Fax: (813) 870-1921

July 19, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Heather Clark

Re:	Odyssey Marine Exploration, Inc. (the “Company”) Form 10-K for the Year Ended December 31, 2010 Filed February 28, 2011 SEC File No.: 001-31895

Dear Ms. Clark:

The purpose of this letter is to respond to the Staff’s comment letter of July 6, 2011 (the “Comment Letter”), to the Company with respect to the above-referenced filing. Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response.

Annual Incentive Compensation and Targets, page 17

1.	We note your response to our prior comment 2 and reissue. We note the second sentence of your response inappropriately qualifies your intention in future filings to quantify all performance goals or targets and the goals and targets actually achieved if you believe the disclosure of such goals or targets could result in competitive harm. Please provide your competitive harm analysis now on a supplemental basis or, alternatively, confirm without qualification that in future filings you will revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your named executive officers to earn their incentive compensation.

Management Response: In future filings, we will include performance goals or targets and the goals and targets actually achieved for three of the four performance areas: revenue, cash flow and earnings per share. However, the fourth category of recovered cargo is information that we do not release to the public until actual sales are consummated. This category is evaluated by our Compensation Committee of the Board of Directors with input from management, based upon the information (i.e., type, quantity and quality of cargo which is mostly gold and silver coins) that is believed to be most reliable at the time. In most cases, cargo is recovered before any sales are made and, therefore, estimates of values may be utilized. The measurement for this performance category is solely at the discretion of the Compensation Committee. Disclosure of any estimates used by the Compensation Committee could cause us competitive harm and mislead investors.

If we are required to disclose details regarding recovered cargo, information regarding the nature of the cargo, the quantity of various items of cargo, and pricing information relating to the cargo would be available to our competitors, in most cases before we begin marketing the cargo. We believe premature disclosure of the information would be a competitive disadvantage for us.

Securities and Exchange Commission July 19, 2011 Page -2-

Disclosure of any estimates used by the Compensation Committee could mislead investors. See the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2010, Part I, Item 1A, “The market for any objects we recover is uncertain.” If we are required to disclose our internal estimates and actual sales (which are likely to occur over periods of many years) differ from the estimates, investors may have made investment decisions based upon unreliable information.

More generally, as a matter of policy, we do not publicly disclose our internal estimates of cargo values, regardless of the underlying purpose for which the estimates are made. Our policy is premised on the concerns over competitive disadvantages and reliability described above.

Based upon the foregoing factors, we respectfully request that the Staff not require us to quantify the information relating to performance goals or targets for recovered cargo as it relates to compensation.

Report on Form 8-K dated June 1, 2011

Entry into a Material Definitive Agreement

2.	We note from the disclosure included in your report on Form 8 that Neptune Minerals, Inc. (“NMI”) completed a share exchange agreement with the stockholders of Dorado Ocean Resources Limited (“DOR”) whereby each one outstanding share of DOR was exchanged for 1,000 shares of NMI Class B non-voting common stock. We also note that because the company was a shareholder of DOR, it received 1.65 million shares of NMI Class B non-voting common stock pursuant to the share exchange. We also note that in connection with the share exchange, Odyssey executed a debt conversion agreement with NMI whereby Odyssey converted $2.5 million of debt assumed by NMI in the transaction for 2.5 million shares of NMI Class B non-voting common stock. With regards to these transactions, please tell us and explain in the notes to your financial statements in future filings, how you accounted for the share exchange and related debt conversion transactions. As part of your response and your future disclosures, please explain how you valued the NMI Class B non-voting common stock received in these transactions and indicated whether any gain or loss was recognized in the company’s financial statements as a result of the transactions. If a gain or loss was recognized, please explain how it was calculated or determined.

Management Response: NMI is a company in its formative stage with plans for marine exploration. As a result of its acquisition of DOR through the share exchange, the nature of NMI’s operating activities for the foreseeable future will be those initiated by DOR. In undertaking these operations, NMI has contracted with Odyssey under a Marine Services Arrangement pursuant to which we provide, and are compensated for, the use of our seagoing vessel.

Prior to the exchange agreement, we held approximately 40% of DOR equity and accounted for our investment using the equity method of accounting. Due to financial losses of DOR, we carried no investment balance and no net account receivable balance from DOR as of December 31, 2010.

Securities and Exchange Commission July 19, 2011 Page -3-

Following the share exchange and debt conversion transactions, our ownership interest in NMI is approximately 31% of its combined classes of voting stock and non-voting stock. We intend to account for our investment in NMI using the equity method of accounting.

Notwithstanding the legal form of the share exchange, we view it as in-substance a contribution of our non-cash assets (i.e., investment in DOR and fully reserved account receivable) for an ownership interest. This view indicates to us that carry-over basis is more appropriate for measuring our investment than fair value. Accordingly, we do not believe valuation of the NMI Class B non-voting stock is necessary for purposes of recording the exchange transaction or the conversion transaction Therefore, no gain or loss will be recorded on the exchange or the debt conversion.

We will include the appropriate disclosures in our upcoming quarterly report and other future filings.

*******

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 314-2565should you have any questions regarding this response.

Very truly yours,

ODYSSEY MARINE EXPLORATION, INC.

/s/ Michael J. Holmes
Michael J. Holmes
Chief Financial Officer